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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

811-10263	December 31, 2010

2.	State identification Number: N/A

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

GuideStone Funds

4.	Address of principal executive office (number, street, city, state, zip code):

2401 Cedar Spring Road, Dallas, Texas 75201-1498

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

of GuideStone Funds:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about GuideStone Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of December 31, 2010, of the following:

•	Securities managed by Northern Trust Investments, N.A. in the Equity Index Fund and Value Equity Fund (the “Equity Funds”), and

•

Outstanding futures contracts managed by Northern Trust Investments, N.A. in Conservative Allocation Fund, Balanced Allocation Fund, Growth Allocation Fund, Aggressive Allocation Fund, Balanced Allocation Fund I, Growth Allocation Fund I, Aggressive Allocation Fund I, MyDestination 2015 Fund, MyDestination 2025 Fund, MyDestination 2035 Fund, MyDestination 2045 Fund, Equity Index Fund, Value Equity Fund, Growth Equity Fund, Small Cap Equity Fund, International Equity Fund and Real Estate Securities Fund (the “Funds”).

Management is responsible for the Equity Funds’ and the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Equity Funds’ and the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Equity Funds’ and the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2010, and with respect to agreement of security purchases and sales, for the period from September 21, 2010 (the date of our last examination), through December 31, 2010:

•

Confirmation of all securities held by institutions in book entry form at the Depository Trust Company on behalf of Northern Trust Company by reviewing a sample of securities managed by Northern Trust Investments, N.A. for the Equity Funds;

•	Inspection of subsequent cash statements evidencing settlement of all open trades of the Equity Funds and Funds;

•	Reconciliation of all such securities of the Equity Funds to the books and records of the Equity Funds and Northern Trust Company, the Custodian;

•	Confirmation of all outstanding futures contracts and collateral managed by Northern Trust Investments, N.A. shown on the books and records of the Funds with brokers; and

•

Agreement of 10 security purchases and 10 security sales or maturities since our last report from the books and records of the Equity Index Fund and 10 security purchases and 10 security sales or maturities since our last report from the books and records of the Value Equity Fund to broker confirmations.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042

T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Equity Funds’ and the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Equity Funds and the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2010 with respect to securities reflected in the investment account of the Equity Funds’ and the Funds’ is fairly stated, in all material respects.

This report is intended solely for the information and use of management and Board of Trustees of GuideStone Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

February 28, 2011

February 28, 2011

Mr. William C. McGinley

PricewaterhouseCoopers LLP

Two Commerce Square, Suite 1700

2001 Market Street

Philadelphia, PA 19103-7042

Re: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Dear Mr. McGinley:

We, as members of management of the GuideStone Funds, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2010, and from September 21, 2010 through December 31, 2010 for the following:

•	Securities managed by Northern Trust Investments, Inc. in Equity Index Fund and Value Equity Fund (the “Equity Funds”), and

•

Outstanding futures contracts managed by Northern Trust Investments, Inc. in Conservative Allocation Fund, Balanced Allocation Fund, Growth Allocation Fund, Aggressive Allocation Fund, Balanced Allocation Fund I, Growth Allocation Fund I, Aggressive Allocation Fund I, MyDestination 2015 Fund, MyDestination 2025 Fund, MyDestination 2035 Fund, MyDestination 2045 Fund, Equity Index Fund, Real Estate Securities Fund, Value Equity Fund, Growth Equity Fund, Small Cap Equity Fund and International Equity Fund (the “Funds”).

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2010, and from September 21, 2010 through December 31, 2010, with respect to securities reflected in the investment account of the Equity Funds and the Funds.

GuideStone Funds

By:	/s/ John R. Jones
John R. Jones, President

/s/ Jeffrey P. Billinger
Jeffrey P. Billinger, Vice President and Treasurer

/s/ Rodney R. Miller
Rodney R. Miller, Vice President and Secretary

2401 Cedar Springs Road • Dallas, TX 75201-1498 • 1-888-98-GUIDE (1-888-984-8433) • www GuideStoneFunds.org